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                   [SEARCH FINANCIAL SERVICES INC. LETTERHEAD]




                                             March 17, 1999





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Registration Statement on Form S-4
                  File No. 333-41469

Gentlemen:

         Search Financial Services Inc. ("SFSI") hereby applies to the Securities and Exchange Commission for consent to the withdrawal of the above-captioned registration statement pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The registration statement has not become effective, and the exchange offer that was the subject of the registration statement is not being pursued. Pursuant to a Chapter 11 Plan of Reorganization confirmed by the United States Bankruptcy Court for the Northern District of Texas that became effective in November 1998, all of the outstanding common and preferred stock of SFSI was cancelled.

         If you have any questions regarding the foregoing, please contact me at
(214) 377-1125.

                                                 Sincerely,

                                                 /s/ Larry E. Levey

                                                 Larry E. Levey
                                                 President

cc:  Mr. Alfred Barbagallo